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                                     FORM OF
                           SPECIAL SEVERANCE AGREEMENT

This document outlines the special severance arrangement that will apply to you if your employment with Pratt & Lambert United, Inc. and Subsidiaries ("P&LU") is terminated within two (2) years after the effective date of a "change in control" of P&LU as defined in the Pratt & Lambert Inc. 1994 Award and Option Plan.

If your employment is terminated within two (2) years after the effective date of a Sale for any reason other than for "disability" or "cause" or if you terminate your employment for "good reason", you shall be entitled to a special severance benefit to be paid on the first day of the month following such termination in a sum equal to one (1) times the highest total of salary payments and bonus earned by you from P&LU in any calendar year, less applicable employment taxes. Your employment will be considered terminated for "disability" if, in the good faith judgment of P&LU, you have been unable to substantially perform your obligations as an employee for a period of four (4) consecutive months or for six (6) months in any twelve (12) month period. You will be considered terminated for "cause" if your termination results from: (1) your engaging in a course of misconduct which P&LU reasonably believes to be materially harmful to P&LU after notice of and a reasonable opportunity to cure such misconduct; or (2) your act of moral turpitude, dishonesty or fraud or felony conviction which P&LU reasonably believes will render your continued employment with P&LU damaging or detrimental to P&LU. You will have "good reason" to terminate your employment if: (a) you are not assigned duties consistent with those you have performed in the past; (b) you suffer any substantial diminution in job rights or title or any diminution in salary or fringe benefits; or (c) P&LU attempts to involuntarily relocate you to an area outside of Metropolitan Buffalo, New York.

Notwithstanding anything else herein to the contrary, if severance payments to be made to you under the terms of this memorandum constitute an "excess parachute payment" within the meaning of Section 280G(b) of the Internal Revenue Code of 1986, as amended, such payments shall be reduced to the extent necessary so they do not constitute an "excess parachute payment".

This agreement is not an employment contract and only sets forth the terms of P&LU's severance policy for you.



PRATT & LAMBERT UNITED, INC.                Accepted and agreed to



By____________________________              ______________________________
           President


October 30, 1995





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